UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No.  1)*

Vermillion, Inc.
 (Name of Issuer)

Common Stock, par value $0.001 per share
 (Title of Class of Securities)

92407M206
 (CUSIP Number)

Richard McCormick
688 Pine Street
Burlington, VT 05401
(802) 923-3826
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 8, 2014
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No: 92407M206	Page 2 of 7 Pages

1.	Names of Reporting Persons. Birchview Capital, LP
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,023,070
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,023,070
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,023,070
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.6%
14.	Type of Reporting Person: IA, PN

CUSIP No: 92407M206	Page 3 of 7 Pages

1.	Names of Reporting Persons. Matthew Strobeck
2.	Check the Appropriate Box if a Member of a Group (a) [ ] (b) [X]
3.	SEC Use Only
4.	Source of Funds (See Instructions) OO
5.	Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization United States
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power	0
	8.	Shared Voting Power	2,054,070
	9.	Sole Dispositive Power	0
	10.	Shared Dispositive Power	2,054,070
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 2,054,070
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 5.7%
14.	Type of Reporting Person: IN, HC

SCHEDULE 13D
Page 4 of 7 Pages

Item 1.	Security and Issuer

This Amendment No. 1 to Schedule 13D (“Amendment No. 1”) amends and supplements the Schedule 13D filed by Matthew Strobeck (“Mr. Strobeck) on June 21, 2013 (the “Schedule 13D”), with respect to the Common Stock, par value $0.001 per share (the “Shares”), of Vermillion, Inc. (the “Issuer” or the “Company”), whose principal executive offices are located at 12117 Bee Caves Road, Building Three, Suite 100, Austin, TX 78738.

Item 2.	Identity and Background

Item 2 of the Schedule 13D is hereby restated in its entirety as follows:

(a, c) This Schedule 13D is filed on behalf of Birchview Capital, LP (“Birchview”) and Mr. Strobeck (together with Birchview, the “Reporting Persons”).  Mr. Strobeck invests in securities, including the Shares reported herein, which are held in a separately managed account (“SMA”).  Birchview is a registered investment adviser.  On September 8, 2014, Mr. Strobeck entered into an investment management agreement with Birchview, pursuant to which Mr. Strobeck retained Birchview to perform certain investment management services with respect to the SMA, including but not limited to exercising voting and dispositive power over the Shares held in the SMA.  Mr. Strobeck is the Chief Investment Officer and majority owner of Birchview.  Accordingly, Mr. Strobeck and Birchview may be deemed to share beneficial ownership of the Shares held in the SMA.

(b) The address of the principal office of each of the Reporting Persons is 688 Pine Street, Burlington, VT 05401.

(d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) Birchview is a Delaware limited partnership.  Mr. Strobeck is a United States citizen.

Item 5.	Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby restated in its entirety as follows:

(a) As of September 8, 2014, Birchview may be deemed to beneficially own 2,023,070 Shares held in the SMA, representing approximately 5.6% of the total number of Shares outstanding.  Mr. Strobeck may be deemed to beneficially own 2,054,070 Shares, comprised of the 2,023,070 Shares held in the SMA and an additional 31,000 Shares held in custodial accounts in the name of Mr. Strobeck’s wife for the benefit of Mr. Strobeck’s children, and representing approximately 5.7% of the total number of Shares outstanding. (The percentages reported herein are based on 35,897,776 Shares reported as outstanding as of July 31, 2014, in the Issuer’s quarterly report on Form 10-Q, filed August 14, 2014.)

SCHEDULE 13D
Page 5 of 7 Pages

(b) As of September 8, 2014, the Reporting Persons have shared power to vote or to direct the vote and to dispose or to direct the disposition of the 2,023,070 Shares held in the SMA.  Mr. Strobeck has shared power to vote or to direct the vote and dispose or to direct the disposition of 31,000 additional Shares held in custodial accounts in the name of Mr. Strobeck’s wife for the benefit of Mr. Strobeck’s children.

(c) This Item 5(c) is not applicable.

(d) Except as set forth above, no person is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Shares that may be deemed to be beneficially owned by the Reporting Persons.

(e) This Item 5(e) is not applicable.

Item 7.	Material to be Filed as Exhibits.

Item 7 of the Schedule 13D is hereby amended and supplemented as follows:

Exhibit 4:         Joint Filing Agreement

SCHEDULE 13D
Page 6 of 7 Pages

SIGNATURE

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Birchview Capital, LP

By:	/s/ Matthew Strobeck
Name: Matthew Strobeck
Title: Chief Investment Officer

Matthew Strobeck

By:	/s/ Matthew Strobeck

September 9, 2014

Attention: Intentional misstatements or omissions of act constitute federal violations (see 18 U.S.C. 1001).

SCHEDULE 13D
Page 7 of 7 Pages

EXHIBIT 4

JOINT FILING AGREEMENT

The undersigned hereby agree that the statement on Schedule 13D with respect to the Common Stock of Vermillion, Inc., dated as of September 9, 2014 is, and any amendments thereto (including amendments on Schedule 13G) signed by each of the undersigned shall be, filed on behalf of each of us pursuant to and in accordance with the provisions of Rule 13d-1(k) under the Securities Exchange Act of 1934.

Birchview Capital, LP

By:	/s/ Matthew Strobeck
Name: Matthew Strobeck
Title: Chief Investment Officer

Matthew Strobeck

By:	/s/ Matthew Strobeck

September 9, 2014